FORM 11-K

                U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549
                              ANNUAL REPORT

    PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1995

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  First Financial Holdings, Inc.
                  34 Broad Street
                  Charleston, SC  29401

                    FIRST FINANCIAL HOLDINGS, INC.
                 1994 EMPLOYEE STOCK PURCHASE PLAN

                       Financial Statements

                         December 31, 1995
            (With Independent Auditors' Report Thereon)

                               Index

Independent Auditors' Report

Financial Statements for 1995:

   Statements of Net Assets Available for Plan Benefits

   Statements of Changes in Net Assets Available for Plan
       Benefits

Notes to Financial Statements

Independent Auditors' Consent

Signature

                 Independent Auditors' Report

The Board of Directors
First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for plan benefits of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1995, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

                                KPMG Peat Marwick LLP


March 14, 1996

                FIRST FINANCIAL HOLDINGS, INC.
              1994 EMPLOYEE STOCK PURCHASE PLAN

     Statement of Net Assets Available for Plan Benefits

                      December 31, 1995



Assets:
     Cash and cash equivalents                       $    319

Net assets available for plan benefits               $    319



The accompanying notes are an integral part of these financial statements.

                      FIRST FINANCIAL HOLDINGS, INC.
                    1994 EMPLOYEE STOCK PURCHASE PLAN

     Statement of Changes in Net Assets Available for Plan Benefits

                      Year ended December 31, 1995



Additions to net assets attributed to:
  Contributions from participants                   $  58,705



Deductions from net assets attributed to:
  Common stock distributions to participants          54,356
  Withdrawal by participants from plan                 4,030
                                                      58,386
Net increase in net assets available for
  plan benefits                                          319

Net assets available for plan benefits at
  beginning of year                                       -

Net assets available for plan benefits at
  end of year                                       $    319


The accompanying notes are an integral part of these financial statements.

                     FIRST FINANCIAL HOLDINGS, INC.
                    1994 EMPLOYEE STOCK PURCHASE PLAN

                      Notes to Financial Statements
                            December 31, 1995


1. Description of Plan

   The following brief description of the First Financial
   Holdings, Inc. 1994 Employee Stock Purchase Plan ("Plan") is provided for general informational purposes only.
   Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   General

   On July 28th, 1994, the Board of Directors of First Financial Holdings, Inc. ("Corporation"), approved the establishment of the Plan to enable the eligible employees of the Corporation and its designated subsidiaries with an opportunity to purchase common stock of the Corporation through accumulated payroll deductions at a discounted price of 90% of the fair market value. At the annual meeting in January 1995, the stockholders of the Corporation approved the Plan.

   Participation in Plan

   The Plan is a defined contribution employee stock purchase plan sponsored by the Corporation. An employee who has been continuously employed by the Corporation for at least six consecutive months, who is employed by the Corporation on a given enrollment date and who is scheduled to work at least 1,000 hours as an employee during each calendar year shall be eligible to participate in the Plan for the offering period commencing with such enrollment date (the first day of each offering period). An offering period is a period of approximately three months, beginning on the first trading day on or after January 1, April 1, July 1, and October 1 of each year and terminating on the last trading day on or before the end of the period.

   Contributions

   Employees may contribute to the Plan through payroll deductions. Eligible employees may elect to have payroll deductions made on each pay day during an offering period in an amount not exceeding ten percent of their gross compensation.

   Plan Administration

   During the year ended December 31, 1995, the Corporation absorbed all costs of the Plan's administration.

   Tax Status

   It is the intention of the Corporation to have the Plan qualify as an "Employee Stock Purchase Plan" under Section
   423 of the Internal Revenue Code of 1986, as amended.


2. Summary of Significant Accounting Policies

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets using fair values, based on quoted market prices.

3. Grant and Exercise of an Option

   On the enrollment date of each offering period, each eligible employee participating in the Plan will be granted an option to purchase, on each exercise date of such offering period, up to a number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

   Unless a participant withdraws from the Plan, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.


4. Withdrawal or Termination of Employment

   A participant may withdraw all, but no less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Corporation.

   When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.


5. Plan Termination

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at anytime. The termination cannot affect options previously granted, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the Plan is in the best interest of the Corporation and its stockholders.


6. Related Party Transactions

   In the current year, the Plan purchased 3,395 shares of First
   Financial Holdings, Inc. common stock, on behalf of the participants in the Plan.

                   INDEPENDENT AUDITORS' CONSENT


The Plan Trustees
First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statement (No. 33-57855) on Form S-8 of First Financial Holdings, Inc. of our report dated March 14, 1996 relating to the statement of net assets available for plan benefits of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 1995 annual report on Form 11-K of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan.



                                KPMG Peat Marwick LLP


Greenville, South Carolina
March 22, 1996

                         SIGNATURE

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              First Financial Holdings, Inc.
                              1994 Employee Stock Purchase Plan



Date:  March 22, 1996         By:  /s/ A. Thomas Hood
                              A. Thomas Hood
                              Executive Vice President
                              Treasurer
                              Principal Financial Officer
                              Duly Authorized Representative